UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
								February 21, 2008


Charles R. Oglesby
Chief Executive Officer
Asbury Automotive Group, Inc.
622 Third Avenue, 37th Floor
New York, New York  10017

Re:	Asbury Automotive Group
	Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 8, 2007
      Form 10-K/A for the Fiscal Year Ended December 31, 2006
      Filed March 12, 2007
      Form 10-Q for the Fiscal Quarter Ended September 30, 2007
      Filed November 7, 2007
	File No. 1-31262

Dear Mr. Oglesby:

      We have reviewed your filings and have the following comments.
You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2006

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 34


Reconciliation of Non-GAAP Financial Information, page 65

1. We reviewed your response to comment six in our letter dated
December 27, 2007 and the proposed revisions to your disclosure.
Please further revise your disclosure to explain how management uses each of the measures to conduct or evaluate the business.

Consolidated Balance Sheets, page 72

2. We reviewed your response to comment 18 in our letter dated December 27, 2007. It appears that previously issued statements of financial position presented for comparative purposes should be reclassified to reflect the application of paragraph 46 of SFAS 144 for reporting disposal groups classified as held for sale. Refer to the last sentence of paragraph 49 of SFAS 144. Please tell us why the referenced paragraph does not apply to your circumstances or revise future filings as appropriate.

Form 10-Q for Fiscal Quarter Ended September 30, 2007

Note 7. Long-Term Debt, page 10

3. We reviewed your response to comment 36 in our letter dated December 27, 2007. We recognize that the convertible note hedge is a net purchased option; however, according to the terms of the agreements filed as Exhibits 10.2 and 10.3 to Form 10-Q for the fiscal quarter ended March 31, 2007, it appears that a certain number of options shall be automatically exercised on the conversion dates.
As such, despite the fact that the convertible note hedge represents a net purchased option, it appears you may have an obligation to repurchase your equity shares in certain circumstances. Please explain to us how you considered this feature in determining the applicability of paragraph 11 of SFAS 150. Additionally, tell us how the notice of exercise provision in the agreements impacted your conclusion.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Any accounting-related questions may be directed to Sarah Goldberg, Accounting Branch Chief at (202) 551-3340 or William Thompson, Accounting Branch Chief at (202) 551-3344. Questions on other disclosure issues may be directed to James Lopez, Senior Staff
Attorney at (202) 551-3536, Mara Ransom, Legal Branch Chief at
(202)
551-3264, or me at (202) 551-3720.


      Sincerely,



								H. Christopher Owings
      Assistant Director


cc:	J. Gordon Smith
	Fax: (212) 297-2651

Charles R. Oglesby
Asbury Automotive Group, Inc.
February 21, 2008
Page 1